Exhibit 99.1

Enerplus Announces Conference Call for Second Quarter 2017 Results

CALGARY, July 12, 2017 /CNW/ - Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) will be releasing operating and financial results for the quarter ended June 30, 2017 prior to market open on Friday, August 11, 2017. A conference call will be hosted by Enerplus' President & CEO, Mr. Ian C. Dundas, at 9:00 AM MT (11:00 AM EST) to discuss these results. Details of the conference call are as follows:

Q2 2017 Results Live Conference Call

Date:	Friday, August 11, 2017
Time:	9:00 AM MT (11:00 AM EST)
Dial-In:	647-427-7450
1-888-231-8191 (toll free)
Audiocast:	http://event.on24.com/r.htm?e=1465072&s=1&k=CADC1AEF83082428A5DE5A9554453FBD

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:	416-849-0833
1-855-859-2056 (toll free)
Passcode:	53114555

Electronic copies of our 2016 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2017/12/c5645.html

%CIK: 0001126874

For further information: ENERPLUS CORPORATION, The Dome Tower, Suite 3000, 333 - 7th Avenue SW, Calgary, Alberta, T2P 2Z1, T. 403-298-2200, F. 403-298-2211, www.enerplus.com

CO: Enerplus Corporation

CNW 06:00e 12-JUL-17